07028800

Kao Corporation

14-10, Nihonbashi Kayabacho 1-Chome Chuo-ku, Tokyo 103-8210 Japan

File No. 82-34759
December 18, 2007

Office of Investor Education and Assistance
SEC Headquarters

100 F Street, NE
Washington, DC 20549
U.S.A

SUPPL

Re: Kao Corporation – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b).

Annex A lists all documents published, filed or distributed by Kao since November 17, 2007 pursuant to the above requirements and practices. To the extent required by Rule 12g3-32(b)(4) or as otherwise already available, English translations or summaries are attached. Brief descriptions of the remaining documents for which no English language version has been prepared and original Japanese documents of Annex A are set forth in Annex B hereto.

If you have any further questions or requests for additional information please do not hesitate to contact Vice President, Legal-Global at 011-813-3660-7619 (telephone) or 011-813-3660-7942 (facsimile).

PROCESSED
JAN 0 2 2008
THOMSON
FINANCIAL

Very truly yours,

Kao Corporation

By Tadaaki Sugiyama
Name: Tadaaki Sugiyama
Title: Vice President
Legal and Compliance- Global

Enclosures: Annex A
Annex B

12/28

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE November 17 , 2007

A. ENGLISH LANGUAGE DOCUMENTS

(1) Press release dated November 26, 2007
(Attached hereto as Exhibit A-1 and the original document in Japanese is Exhibit B-1)

B. JAPANESE LANGUAGE DOCUMENTS

(1) Interim Business Report for the six months ended September 30, 2007
(A brief description in English is set forth in Annex B and the original document in Japanese is attached hereto as Exhibit B-2)

(2) Report on the Acquisition of Treasury Shares dated December 13, 2007
(A brief description in English is set forth in Annex B and the original documents in Japanese are attached hereto as Exhibit B-3)

ENGLISH DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS LISTED IN ANNEX A

(1) Interim Business Report for the six months ended September 30, 2007

Interim business report is sent to the shareholders as of the end of the first half of each fiscal year. It contains President's message and the information on interim financial results and new products.

(2) Report on the Acquisition of Treasury Shares

Pursuant to the Financial Instruments and Exchange law of Japan, a report on the acquisition of treasury shares must be filed every month after the resolution of the Board of Directors to purchase the treasury shares. Reports are filed with the Director of the Kanto Local Finance Bureau and are available for public inspection at the Kanto Local Finance Bureau and at the main office of Kao for one year.

The report filed on December 13, 2007 includes the following information:

i. On October 23, 2007, the Board of Directors of Kao resolved to repurchase up to 4,600,000 shares of common stock for treasury, for up to ¥15,000,000,000. In November 2007, Kao repurchased pursuant to that resolution a total of 2,353,000 shares for ¥7,630,690,000.
As of November 30, 2007, Kao had issued 549,443,701 shares of common stock, and held 3,233,885 of them.

Exhibit A-1

Notice Regarding Purchase of the Company's Stock from the Market

November 26, 2007

Kao Corporation (the "Company") hereby makes the following announcement: the Company has purchased the Company's stock from the market in accordance with Article 156 of the Corporation Law applicable pursuant to Article 165, paragraph 3 of the said Law.

Type of purchased shares:	Common stock of the Company
Total number of purchased shares:	2,700,000 shares
Total amount of the purchases:	8,775,150,000 yen
Period of purchases:	From October 24, 2007 to November 26, 2007
Method of purchases:	Purchased from the market at Tokyo Stock Exchange

Reference:

Information regarding the resolution made at the meeting of the Board of Directors held on October 23, 2007:

Type of shares to be purchased:	Common stock of the Company
Total number of shares to be purchased:	Up to 4,600,000 shares
Total amount of the purchases:	Up to 15,000,000,000 yen
Period of purchases:	From October 24, 2007 to December 19, 2007

Total number of purchased shares and total amount of the purchases pursuant to the above-noted resolution as of November 26, 2007:

2,700,000 shares
8,775,150,000 yen

Media inquiries should be directed to:
Corporate Communications Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit B-1

平成１９年１１月２６日

各　位

会 社 名　花　王　株　式　会　社
代表者名　代表取締役　社長執行役員
尾　﨑　元　規
（コード番号　４４５２　東証第一部）

自己株式の市場買付に関するお知らせ

当社は、会社法第 165 条第３項の規定により読み替えて適用される同法第 156 条の規定に基づく自己株式の取得について、下記の通り市場買付を実施いたしましたので、お知らせいたします。

記

・取得した株式の種類　当社普通株式
・取得した株式の総数　2,700,000 株
・取得価額の総額　8,775,150,000 円
・取得期間　平成 19 年 10 月 24 日から平成 19 年 11 月 26 日まで
・取得方法　東京証券取引所における市場買付

（ご参考）

平成 19 年 10 月 23 日開催の当社取締役会での決議内容

・取得する株式の種類　当社普通株式
・取得する株式の総数　4,600,000 株（上限）
・株式の取得価額の総額　15,000,000,000 円（上限）
・取得期間　平成 19 年 10 月 24 日から平成 19 年 12 月 19 日まで

平成 19 年 11 月 26 日現在の進捗状況

2,700,000 株
8,775,150,000 円

以　上

本件についてのお問い合せ先：
花王株式会社　広報部　電話 03-3660-7041～7042

Exhibit B-2

Exhibit B-3

【表紙】

【提出書類】	自己株券買付状況報告書
【根拠条文】	金融商品取引法第24条の６第１項
【提出先】	関東財務局長
【提出日】	平成19年12月13日
【報告期間】	自　平成19年11月１日　至　平成19年11月30日
【会社名】	花王株式会社
【英訳名】	Kao Corporation
【代表者の役職氏名】	代表取締役　社長執行役員　　尾崎　元規
【本店の所在の場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03-3660-7111
【事務連絡者氏名】	会計財務部門　管理部長　青木　和義
【最寄りの連絡場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03-3660-7111
【事務連絡者氏名】	会計財務部門　管理部長　青木　和義
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

株式の種類　普通株式

1【取得状況】

(1)【株主総会決議による取得の状況】

平成19年11月30日現在

区分	株式数（株）		価額の総額（円）
株主総会（　　年　月　日）での決議状況 （取得期間　　年　月　日～　　年　月　日）			
報告月における取得自己株式（取得日）	月　日		
計	－		
報告月末現在の累積取得自己株式			
自己株式取得の進捗状況（%）			

(2)【取締役会決議による取得の状況】

平成19年11月30日現在

区分	株式数（株）		価額の総額（円）
取締役会（平成19年10月23日）での決議状況 （取得期間※平成19年10月24日～平成19年12月19日）		4,600,000	15,000,000,000
報告月における取得自己株式（取得日※）	11月1日	116,000	379,660,000
	11月2日	117,000	378,240,000
	11月5日	117,000	381,950,000
	11月6日	115,000	380,750,000
	11月7日	118,000	381,980,000
	11月8日	118,000	383,030,000
	11月9日	117,000	380,630,000
	11月12日	117,000	383,090,000
	11月13日	118,000	382,820,000
	11月14日	118,000	377,970,000
	11月15日	118,000	372,780,000
	11月16日	118,000	373,260,000
	11月19日	118,000	373,660,000
	11月20日	118,000	378,620,000
	11月21日	118,000	379,700,000
	11月22日	118,000	388,480,000
	11月26日	118,000	385,740,000
	11月27日	119,000	390,050,000
	11月28日	118,000	389,210,000
	11月29日	119,000	389,070,000
計	－	2,353,000	7,630,690,000
報告月末現在の累積取得自己株式		2,700,000	8,775,150,000
自己株式取得の進捗状況（%）		58.7%	58.5%

※　取得期間は約定ベースで、取得自己株式は受渡ベースで記載しております。

2【処理状況】

平成19年11月30日現在

区分	報告月における処分株式数（株）		処分価額の総額（円）
引き受ける者の募集を行った取得自己株式	（処分日） 月　日		
計	―		
消却の処分を行った取得自己株式	（消却日） 月　日		
計	―		
合併、株式交換、会社分割に係る移転を行った取得自己株式	（移転日） 月　日		
計	―		
その他（　　　　　　　　）	（処分日） 月　日		
計	―		
合　計			

3【保有状況】

平成19年11月30日現在

報告月末日における保有状況	株式数（株）
発行済株式総数	549,443,701
保有自己株式数	3,233,885



株主のみなさまへ

花王株式会社 中間報告書

2007.4.1—2007.9.30

花王

目　次

花王ウェイ（企業理念）



使命
豊かな生活文化の実現
ビジョン
消費者・顧客を
最もよく知る企業に
基本となる価値観
よきモノづくり
絶えざる革新
正道を歩む
行動原則
消費者起点
現場主義
個の尊重とチームワーク
グローバル視点

“使命”：私たちは何のために存在しているのか

“ビジョン”：私たちはどこに行こうとしているのか

“基本となる価値観”：私たちは何を大切に考えるのか

“行動原則”：私たちはどのように行動するのか

株主の皆さまへ



株主の皆さまには、日頃、当社グループの事業活動・企業活動に格別のご理解、ご支援を賜り、誠にありがとうございます。

当中間期の当社グループの業績及び活動の概要についてのご報告にあたり、一言、ご挨拶申しあげます。

当社グループは、「商品の高付加価値化による"利益ある成長"の達成」を図っていくために、次の3つの「中期重点事業目標」を掲げ、従来以上に積極的な事業活動を展開しております。

①ビューティケアとヒューマンヘルスケアの事業での成長の加速
②基盤事業であるファブリック＆ホームケア事業のさらなる強化・発展
③グローバルに特徴ある強いケミカル事業への注力

この「中期重点事業目標」の達成のために、本年4月からは、事業推進体制を見直し、4つの事業ユニットに改編するとともに、販売面におきましても旧来の家庭用製品・化粧品（花王ソフィーナ）の両販売会社を統合するなど、組織・体制においても抜本的な革新を図っております。

昨今の当社グループを取り巻く事業環境は、天然油脂・石油化学原料をはじめとする原材料価格の上昇など、厳しい状況が続いている中で、国内のコンシューマープロダクツ市場では、消費者購入単価の下落傾向に歯止めがかかるなど、変化が見えはじめ、当中間期の業績も比較的順調に推移いたしました。

当社グループは、今後とも、消費者にとって真に価値の高い商品の創造・提供に努めるとともに、環境保全や省資源への配慮、企業行動倫理の遵守など、CSR（企業の社会的責任）の視点に立った誠実な企業活動に努めてまいります。

株主の皆さまにおかれましては、引き続き変わらぬご支援を賜りますようお願い申しあげます。

2007年11月
花王株式会社
代表取締役 社長執行役員 尾崎元規

中間連結業績の概要

売上高
6,544億円
（前年同期比108.6%）

営業利益
555億円
（前年同期比95.1%）

経常利益
550億円
（前年同期比94.1%）

中間純利益
293億円
（前年同期比99.1%）

当中間期の売上高は、各事業が新製品の寄与などで概ね順調に推移したことや、カネボウ化粧品の連結対象期間が前年同期の5カ月間から6カ月間となったことなどにより、前年同期より519億円増加し、6,544億円（前年同期比108.6%）となりました。なお、海外売上高の円安による為替変動の影響（+143億円）を除いた実質的な伸長率は6.2%でした。コンシューマープロダクツ事業は、国内では市場の変化に対応した高付加価値商品の発売や既存品の改良を実施し、また、家庭用製品と化粧品（花王ソフィーナ）の両販売会社統合及び店頭展開活動などを一層強化したことで、売り上げは順調に推移しました。

売上高



(億円)
15,000
10,000
5,000
0
下期
上期
03
04
05
06
07（年度）

営業利益



(億円)
1,500
1,000
500
0
下期
上期
03
04
05
06
07（年度）

アジアでは日本を含めた一体運営の推進や構造改革による販売力の強化などの効果があらわれていますが、欧米では市場競争の激化による影響を受けました。ケミカル事業は、グローバルに特徴ある強い事業に引き続き注力しました。

利益面では、成長のための戦略的なマーケティング費用の投下や天然油脂・石油化学原料を中心とした原材料価格の大幅な上昇などを吸収するために、売上数量の増加に努めるとともに、コストダウン活動を一層推進しました。営業利益は、555億円（前年同期比95.1％）、経常利益は、550億円（前年同期比94.1％）、中間純利益は293億円（前年同期比99.1％）となりました。

なお、1株当たり中間純利益は前年同期より49銭下がり、53円77銭となりました。

当期の中間配当金は、当初の予定通り、前年同期より1円増配の1株当たり27円とさせていただきました。また、当社は、成長のための設備投資計画や買収案件などの資金需要と資本効率の向上を勘案しながら、長期的な視点での株主還元策として、自己株式の取得について弾力的に考えており、本年10月24日から12月19日までの間に上限を460万株、150億円として自己株式を取得することを、本年10月開催の取締役会で決議いたしました。

経常利益


(億円)
1,500
1,000
500
0
下期
上期
03
04
05
06
07 (年度)

当期純利益


(億円)
1,500
1,000
500
0
下期
上期
03
04
05
06
07 (年度)

1株当たり当期純利益


(円)
150
100
50
0
下期
上期
03
04
05
06
07 (年度)

1株当たり配当金


(円)
60
50
40
30
20
10
0
期末
中間
2007年期末予定
03
04
05
06
07 (年度)

製品紹介

ビューティケア事業

プレステージ化粧品（カウンセリング化粧品、セルフ化粧品など）
プレミアムスキンケア製品（化粧石けん、洗顔料、全身洗浄料など）
プレミアムヘアケア製品（シャンプー、リンス、ヘアケア製品、ヘアカラーなど）


3,116億円
(47.6%)
売上高
構成比

エスト メイクアップライン



2000年に誕生したデパート専用ブランド「エスト」は、「あなたに、美しいエナジー」をスローガンに、スキンケア、ベースメイク、ボディケア製品を展開し、お客さま一人ひとりの美しさを引き出すことをめざしてきました。

そしてこの秋、より新たなステージに向けて、メイクアップラインを発売。フルラインをそろえたことで、デパートにおけるプレステージ化粧品としての存在感をさらに高めていきたいと考えています。

このメイクアップラインのコンセプトは、心を動かしている瞬間の美しさ、「感情美」。眉、まぶた、ほおの頂点、口角など、表情を浮かべた時に動くポイントの「感情美の動点」をきわ立たせることで、どんな表情でも輝くような美しさに高める全65アイテムをそろえました。



実はこの「感情美」というコンセプトはさまざまな分野の有識者（美容ライター・メイクアップアーティスト・学者など）とのお話から生まれたものです。エストの「ひとりひとりのエナジーを輝かせる」というブランド全体のコンセプトをメイクで表現するには、「感情美」が最も適しているのではないかと考えました。


感情美メイク、はじまる。

そのような時、ターゲットのお客さまを集めて実施したインタビューで、「感情美」という言葉に強い共感の声が聞かれ、このコンセプトの表現がきっとお客さまの心に響くと確信を持つことができました。

プレステージ化粧品事業グループ
池田 美幸

ヒューマンヘルスケア事業

フード&ビバレッジ製品（食用油、飲料など）
サニタリー製品（生理用品、紙おむつなど）
パーソナルヘルス製品（入浴剤、歯みがき・歯ブラシ、男性化粧品など）


売上高
構成比
947億円
(14.5%)

めぐりズム 蒸気でホットアイマスク


めぐりズム
蒸気でアイマスク
ホット
40℃
14枚

情報化社会が進み、現代人は会社でもプライベートでも、目を酷使するようになり、ストレスを受けやすくなっています。情報の85%は目から入るとも言われており、特に20代や30代の女性の実態を調べてみると、1日平均7時間以上も液晶画面と向き合っているというデータもあります。

そこで、「目を蒸気で温める」という新しいリラックス習慣を提案する商品として「めぐりズム　蒸気でホットアイマスク」を開発しました。ほどよい蒸気を含んだ約40℃の温熱により、つけた瞬間から心地よい温かさがじ～んわりと広がり目元をやさしく包みこみ、一日の緊張感から解き放たれて、奥からじんわりほぐれていく、そんな気持ちよさが5～10分間続きます。



難しかったのは、今まで行っていない「目を温める」という習慣に、消費者をどのようにして引きつけるか、そのためにパッケージ・ポスターなどで目を温める気持ちよさをいかに伝えるかということでした。そこで、消費者が商品の特徴を理解しやすいようないくつかの見せ方を考えて、ターゲットの反応をうかがいました。すると意外にもアイマスクを装着して気持ちよさそうにリラックスしているストレートな表現が、最も インパクトがあり、商品への興味を喚起できるということがわかり、パッケージから広告・店頭のボードにいたるまで、このデザインを中心に展開しています。





パーソナルヘルス事業グループ
伊藤 修平

ファブリック&ホームケア事業

ファブリックケア製品（衣料用洗剤、洗濯仕上げ剤など）
ホームケア製品（台所用洗剤、住居用洗剤、掃除用紙製品、業務用製品など）


売上高
構成比
1,377億円
(21.1%)

スタイルフィット
粉末洗剤・液体洗剤・柔軟仕上げ剤


スタイル
フィット

消費者の洗濯実態調査によると、若い方を中心に洗濯に対する意識や衣料の仕上がりレベルが低下していることがわかりました。また、働く女性を中心に、家事を短時間にこなし、夜に洗濯をする方の割合が増えています。

そこで、こうした生活スタイルに合った、簡便で仕上がりの良い洗剤・柔軟剤の開発に取り組みました。洗剤と柔軟剤の両方に繊維潤滑成分「ナノベール」を配合することで、洗濯物がからまずラクに取り出せて、シワも少なく、なめらかな肌触りに仕上げることができました。また香りも、残香性の高い「フルーティアロマ」にそろえることで、部屋干ししても、いい香りが長続きすることが確認できました。

こうして「アタック」「ハミング」共同開発、新ファブリックケアシリーズ「スタイルフィット」は誕生しました。シリーズの統一感にこだわったデザインもおしゃれでかわいいと大変好評です。



この「スタイルフィット」の「いつも通りのお洗濯でレベルの高い仕上がり」、「夜洗いも、部屋干しも、おまかせ」という独創的な特長をお伝えするため、若い方や働く女性の「夜洗い」スタイルを切り口として、テレビCMや雑誌・交通広告、専用Webサイトなどで幅広く消費者とのコミュニケーションを図りました。その結果、働く女性を中心に多くの方からの高い支持をいただき、順調なスタートをきることができました。


夜洗いでも、
スタイル
フィット

ファブリックケア事業グループ
井上 鑑宏

ケミカル事業


1,102億円
(16.8%)
売上高
構成比

油脂製品（油脂アルコール、油脂アミン、業務用食用油脂など）
機能材料製品（界面活性剤、コンクリート用高性能減水剤など）
スペシャルティケミカルズ製品（トナー・トナーバインダー、香料、高機能洗浄剤など）

高機能洗浄剤 クリンスルー



半導体や液晶パネルなどの電子機器を製造する工程で、部品をハンダで接合する時や液晶パネルに液晶を注入する時などに、汚れが発生します。精密機器ではそれを洗浄しなければなりません。従来、この洗浄には特定フロンやトリクロロエタンが広く使われていました。これらは、オゾン層破壊の問題で使用が禁止されることとなり、代替の洗浄剤が必要になりました。

花王はこの変化に対して、長年培ってきた界面活性剤による洗浄技術をベースに、代替の洗浄剤の開発に取り組みました。

花王が開発したのは、準水系と言われるタイプのもので、1991年から商品化しています。当初の水系洗浄剤は洗浄力が低く、洗浄後に水で洗い流す工程で、水を大量に使うため、コストがかかり、同時に排水の問題も抱えていました。

そこで、洗浄機メーカーやお取引先にもご協力いただき、剤の開発とともに洗浄機、洗浄方法もセットで検証を繰り返しました。その結果、すすぎ水の温度を上げることによって、洗浄剤と汚れを油分として水から分離させて回収し、残った水を再利用することで、使用する水量を大幅に減らす技術を開発しました。

実に根気のいる仕事ですが、今ではお取引先からも信頼いただき、商品だけでなく洗浄方法のご相談も持ちかけられるようなよい関係を築いています。



情報材料事業グループ
樋口 幸正

ピンクリボン活動に参画 乳がん早期発見啓発活動
「花王グループ ピンクリボン100万人キャンペーン」を実施

花王グループは、社会貢献活動の一環として今年から「ピンクリボン活動」に参加しています。「ピンクリボン活動」は、乳がん早期発見の重要性を啓発する活動です。

乳がんは早期に発見し、治療することで治癒率が高くなるため、セルフチェック（自己検診）の習慣を身につけることが大切です。そこで花王グループは、去る10月1日から10月31日の1カ月間、「ピンクリボン100万人キャンペーン」と名づけ、化粧品の店頭を通じて、乳がんの正しい理解と早期発見の大切さをお伝えする活動を実施しました。

この活動では、花王ソフィーナ・エストのビューティ・アドバイザーとカネボウ化粧品のビューティカウンセラーが、乳がん早期発見のためのセルフチェックの方法をお伝えする「啓発リーフレット※」を、ご来店されたお客さま100万人を目標にお配りしました。



さらに花王グループでは、社員やその家族にも、社内報や「啓発リーフレット」などで、乳がんの早期発見、早期診断、早期治療の大切さを啓発しました。

また、活動の一環として、特定非営利活動法人 乳房健康研究会へ「乳がん検診受診率50％をめざした啓発活動」のための活動費として、530万円の寄付を行いました。

※「啓発リーフレット」は下記URLからダウンロードできます。
http://www.kao.co.jp/corp/citizenship/pinkribbon.pdf





暮らしのアドバイス

結露は減らせる?

結露の原因には「室内の湿気」「換気や通気不足」「外との温度差」が考えられます。

室内の湿気は、調理や入浴、洗濯物の室内干しだけでなく、暖房器具、観葉植物や水槽などさまざまなところから発生します。さらに最近の住宅は高気密で、湿気が外に逃げにくい構造になっていることも関係しているようです。

冬場は、室温と外気温の温度差が大きく、外気で冷えた窓ガラスにふれた湿気が水滴となるので、特に注意が必要です。予防としては換気をよく行うことです。調理中のキッチンや入浴後の洗面所も換気を忘れずに。室内を暖房する時は、定期的に窓を開けるなどの工夫をしましょう。



また、結露が発生する部屋は、カビにも注意が必要です。湿度が高く暖かい部屋は、ほこりなど室内の汚れを栄養にするカビが繁殖しやすい環境にあります。カビ取り剤は部屋の中では洗い流せないため使用できません。窓や窓枠だけでなく、カーテン周りの壁など、ほこりのたまりやすい場所も忘れずに掃除して、しっかり予防しておきましょう。

(花王生活者研究センター 弦巻　和)

※この情報は、2006年11月4日の日本経済新聞に掲載されたものです。

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END